Exhibit 99.1

Dominion Diamond Corporation files Technical Report for the Ekati Diamond Mine

YELLOWKNIFE, NT (March 12, 2015) - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to announce the Company has filed a technical report under National Instrument 43-101 for the Ekati Diamond Mine which includes an updated mineral reserves and mineral resources statement with an effective date of January 31, 2015. The report, entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report”, may be found under the Company's profile on SEDAR and on the Company’s web site at www.ddcorp.ca.

Reserves and Resources Statement Highlights

  Jay Pipe: 45.6 million tonnes of ore containing 84.6 million carats promoted to probable mineral reserves.

  Lynx Pipe: 1.1 million tonnes of ore containing 1.0 million carats promoted to probable mineral reserves.

The tables below summarize the mineral reserves and mineral resources at the Ekati Diamond Mine as at the end of January 31, 2015, expressed in millions of tonnes, carats per tonne, and millions of carats. The mineral reserves and mineral resources set out below account for all depletions due to production to January 31, 2015. Totals may not add up exactly due to rounding. The values shown are on a 100% basis.

Mineral reserves are summarized in Table 1 by kimberlite pipe. No proven mineral reserves have been estimated.

Table 1: Mineral Reserves Statement at Ekati Diamond Mine – January 31, 2015 (100% basis)

Classification	Joint Venture Agreement Area	Kimberlite Pipe	Tonnes (millions)	Grade (cpt)	Carats (millions)
Probable	Core Zone	Koala (underground)	4.0	0.6	2.3
		Misery (open pit)	3.0	4.7	14.2
		Pigeon (open pit)	7.4	0.5	3.6
		Stockpiles (surface)	0.1	0.4	0.02
Subtotal Probable (Core Zone only)			14.5	1.4	20.2
Probable	Buffer Zone	Jay (open pit)	45.6	1.9	84.6
		Lynx (open pit)	1.1	0.9	1.0
Subtotal Probable (Buffer Zone only)			46.7	1.9	85.6
Total Probable			61.2	1.8	105.8

Notes:

1.	Mineral reserves are reported on a 100% basis.

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2.

The Company has an 88.9% participating interest in the Core Zone Joint Venture area where mineral reserves are estimated for the Koala, Misery, and Pigeon kimberlites and stockpiles. The Company has a 65.3% participating interest in the Buffer Zone Joint Venture area where mineral reserves are estimated for the Jay and Lynx kimberlites.

3.	The reference point for the definition of mineral reserves is at the point of delivery to the process plant.
4.	Mineral reserves are reported at +1.0 mm (effective cut-off of 1.0 mm).
5.

Mineral reserves that will be, or are mined using open pit methods include Misery, Pigeon, Lynx and Jay. Mineral reserves are estimated using the following assumptions: Misery open pit design assumed dilution of 4% waste and mining recovery of 98% diluted material; Pigeon open pit design assumed dilution of 6% waste and mining recovery of 98% diluted material, Lynx open pit design assumed dilution of <2% waste and mining recovery of 98% diluted material. Jay open pit design assumed dilution of 2% waste and mining recovery of 98% diluted material.

6.

Koala probable mineral reserves are mined using underground mining methods. The Koala probable mineral reserves estimate assumed an overall dilution of 4% and mining recovery of 87% of the diluted material.

7.

Stockpiles are minor run-of-mine stockpiles (sourced from underground and open pit) that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

Mineral resources are summarized in Table 2 by kimberlite pipe. No measured mineral resources have been estimated.

Table 2: Mineral Resource Statement at Ekati Diamond Mine – January 31, 2015 (100% basis)

Classification	Joint Venture Agreement Area	Kimberlite Pipe	Tonnes (millions)	Grade (cpt)	Carats (millions)
Indicated	Core Zone	Koala Underground	6.6	0.8	5.0
		Fox Underground	35.2	0.3	9.8
		Misery Main	3.7	4.5	16.8
		Pigeon	12.0	0.5	5.9
		Sable	15.4	0.9	14.0
		Stockpiles	0.1	0.4	0.02
Subtotal Indicated (Core Zone only)			72.9	0.7	51.4
Indicated	Buffer Zone	Jay	48.2	1.9	90.6
		Lynx	1.3	0.8	1.0
Subtotal Indicated (Buffer Zone only)			49.4	1.9	91.6
Total Indicated			122.3	1.2	143.0
Inferred	Core Zone	Koala Underground	0.1	0.9	0.1
		Koala North Underground	0.1	0.5	0.1
		Fox Underground	2.0	0.3	0.7
		Misery Main	0.8	2.9	2.3
		Misery South	0.7	1.1	0.7
		Misery Southwest Extension	2.2	2.2	4.9
		Misery Northeast	0.1	0.9	0.1
		Pigeon	1.7	0.4	0.8
		Sable	0.3	0.9	0.3
		Stockpiles	6.8	0.2	1.3
Subtotal Inferred (Core Zone)			14.8	0.8	11.2
Inferred	Buffer Zone	Jay	4.2	2.1	8.6
		Lynx	0.3	0.8	0.2
Subtotal Inferred (Buffer Zone)			4.4	2.0	8.8
Total Inferred			19.3	1.0	20.0

Notes:

1.	Mineral resources are reported on a 100% basis. Dominion has an 88.9% participating interest in the Core Zone Joint Venture and a 65.3% participating interest in the Buffer Zone Joint Venture.

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2.	Mineral resources are reported inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Mineral resources are reported at +1.0 mm (diamonds retained on a 1.0 mm slot screen).
4.

Mineral resources have been classified using a rating system that considers drill hole spacing, volume and moisture models, grade, internal geology and diamond valuation, mineral tenure, processing characteristics and geotechnical and hydrogeological factors, and, depending on the pipe, may also include kriging variance.

5.

Mineral resources amenable to open pit mining methods include Misery, Pigeon, Sable, Jay and Lynx. Conceptual pit designs for open cut mineral resources (Misery, Pigeon, Sable, Jay and Lynx) were completed using Whittle shell analysis. Parameters used in pit shell analysis varied by kimberlite and ranges included: overall pit slope angles were selected to meet the particular design requirements for each pipe and range from 35–62º, mining costs of C$5–8/wmt, processing costs of C$16–26/dmt, general and administrative costs of C$17–29/dmt and diamond valuations that ranged from US$64–241 per carat.

6.

Mineral resources amenable to underground mining methods include Koala, Koala North and Fox Underground. Conceptual underground designs for Koala North were based on a sub-level retreat mining method utilising 20 m sub- levels and C$38–63/dmt operating cost. Conceptual underground designs for Koala were based on a sub-level cave mining method utilising 20 m sub-levels and C$38–63/dmt operating cost. Conceptual underground designs for Fox were based on a 130 m deep block cave mining method and C$50–84/dmt operating cost. Operating costs vary by elevation within the deposits. Diamond valuations ranged from US$299–404 per carat.

7.

Stockpiles are located near the Fox open pit and were mined from the uppermost portion of the Fox open pit operation (crater domain kimberlite). Minor run of mine stockpiles (underground and open pit) are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

Forward-Looking Information
Information included herein that is not current or historical factual information, including information about future mining, production and construction activities at the Ekati Diamond Mine and the estimated reserves and resources at the Ekati Diamond Mine, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as "may", "will", "should", "could", "expect", "plan", "anticipate", "foresee", "appears", "believe", "intend", "estimate", "predict", "potential", "continue", "objective", "modeled", "hope", "forecast" or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Ekati Diamond Mine; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the Jay pipe into production, required operating and capital costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Ekati Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements and any delays in receiving required regulatory approvals, the risk that diamond price assumptions may prove to be incorrect, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this disclosure, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Qualified person

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The scientific and technical information contained in this press release has been prepared by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development – +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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